

Cue Energy Resources Limited
A.B.N. 45 066 383 971

08001459

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

14 March 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC   20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1: 14th March 2008

Oil Search, the operator for PPL190, reports as at 0600 on 13th March 2008 that:

"due to continued drilling difficulties, a decision was made to abandon the Cobra -1 well and recommence drilling from a newly constructed cellar. The rig is currently being moved and rigging up at the new site is 65% complete. Cobra -1A is scheduled to commence drilling next week.

Cobra -1 is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery. The well is targeting the lagifu Sandstone, which is the principal reservoir in the Gobe and SE Gobe fields, in a seismically-defined sub-thrust prospect. Cobra -1 is the first in PNG to target a sub-thrust play as the primary target.

The planned total depth of the well is 3,100 metres."

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer   14th March 2008

